Exhibit 99.1

Aurora Cannabis Expands into Portugal, Enhancing European Market Leadership

New Production Facility to Expand Supply to European Medical Cannabis Systems, Increasing Aurora's International Footprint to 24 Countries

TSX | NYSE: ACB

EDMONTON, Feb. 26, 2019 /CNW/ - Aurora Cannabis Inc. (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) today announced that it has agreed to terms to acquire a 51% ownership interest in Gaia Pharm Lda., a license applicant in Portugal, to establish a local facility to produce medical cannabis and derivative products. The company will be renamed "Aurora Portugal Lda". On February 21, 2019, Gaia Pharm Lda. received approval of its application to construct an EU GMP compliant cannabis cultivation facility from INFARMED, a division of the Portuguese Health Ministry, which is responsible for the evaluation, authorization, regulation and control of human medicines as well as health products for the protection of public health.

This initiative is consistent with Aurora's strategy to achieve early mover advantage in countries with nascent medical cannabis markets. Construction of the new facility will be conducted in phases, with the first phase expected to be completed in the third calendar quarter of 2020. Upon completion, the first phase of the facility is expected to have a production capacity of approximately 2,000 kg per annum, growing to 4,000 kg per annum upon completion of the second phase.

Portugal, with a population of more than 10 million, represents an attractive market. It is part of the Eurozone, has a producer-friendly regulatory framework that encourages the establishment of domestic production, and features favourable labour costs. New Portuguese regulations enacted on January 15, 2019 permit the distribution of prescribed medical cannabis to Portuguese patients in addition to export to other European Union member countries where medical cannabis is currently legal.

Management Commentary

"We are very pleased to be entering yet another European market, and look forward to collaborating with our joint venture partners, the government of Portugal and the Portuguese medical community, to encourage the development of a rigorously regulated and safe medical cannabis system that is well supplied and accessible to patients," said Terry Booth, CEO of Aurora. "With the addition of this new project, we are now active in 24 countries, which we believe represents the largest global footprint of any cannabis company. Aurora's reputation in the medical cannabis sector, bolstered by the high quality of our products and our commitment to medical and plant research, provides distinct advantages in establishing significant market share in the rapidly growing European market."

Dr. Axel Gille, Aurora's VP Business Development Europe, added, "The formation of this joint venture and the approval of the cultivation facility in Portugal are additional important steps in Aurora's plan to develop a strong European manufacturing presence, ensuring that patients across Europe have access to the pharmaceutical grade medical cannabis they need."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the completion of the construction of the facility in Portugal, the production capacity of the facility once completed, and the support of Portuguese authorities to establish a local cannabis industry. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 26-FEB-19